

January 26, 2021

William J. Buese
Vice President, Chief Financial Officer and Treasurer
QEP Resources, Inc.
1050 17th Street, Suite 800
Denver, CO 80265

     Re: QEP Resources, Inc.
        Form 10-K for the Fiscal Year Ended December 31, 2019
        Filed February 26, 2020
        File No. 1-34778

Dear Mr. Buese:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Energy & Transportation